

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2025

Ted Karkus
Chief Executive Officer
ProPhase Labs, Inc.
626 RXR Plaza, 6th Floor
Uniondale, NY 11556

>   **Re: ProPhase Labs, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed July 28, 2025**
>   **File No. 000-21617**

Dear Ted Karkus:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Life Sciences

cc: Julie Kamps, Esq.